Kaixin Auto Holdings

December 9, 2022

VIA EDGAR

Ms. Jennifer López Molina

Ms. Alyssa Wall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Kaixin Auto Holdings Amendment No. 3 to Registration Statement on Form F-3 Filed October 27, 2022 File No. 333-258450

Dear Ms. Molina and Ms. Wall:

Kaixin Auto Holdings (the “Company”, “we”, “us” or “our”) hereby transmits its response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 17, 2022 regarding its Amendment No. 3 to Registration Statement on Form F-3 filed on October 27, 2022. For ease of reference, we have repeated the Commission’s comment in this response letter. An exhibit only Amendment No. 4 to the Registration Statement on Form F-3 (“Amendment No. 4 to the Registration Statement”) is being filed to accompany this response letter.

Registration Statement on Form F-3

Exhibit 99.1 Opinion of Commerce & Finance Law Offices

1.	PRC legal counsel only opines on the approvals and licenses the Company is required to obtain for its business operations, but the opinion is silent on the approvals and permits the Company is required to obtain for overseas listing and this offering, including any requirement from the ministry of commerce of China. Additionally, for all statements in the registration statement where the opinions of PRC legal counsel are mentioned, the opinion letter needs to cover such statement as well.

Response: In response to the Staff’s comment, PRC counsel revised its opinion letter to cover all statements in the registration statement where its opinions are mentioned, including the approvals and permits the Company is required to obtain for overseas listing and this offering. The Amendment No. 4 to the Registration Statement is being filed solely to replace Exhibit 99.1 to the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Mingjun Lin
Mingjun Lin
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC